UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

January 27, 2006

Date of report (Date of earliest event reported)

FIRST PLACE FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	0-25049	34-1880130
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. employer identification no.)

185 E. Market Street, Warren, OH 44481

(Address of principal executive offices)

(330) 373-1221

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD

On January 27, 2006, First Place Financial Corp. (Registrant) issued a joint press release with The Northern Savings and Loan Company of Elyria, Ohio (Northern) announcing that the Registrant and Northern have reached a definitive agreement for the Registrant to acquire Northern. That release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 8.01 Other Material Events.

On January 27, 2006, the Registrant, First Place Bank, a federal savings association and a wholly owned subsidiary of First Place (the “Bank”) and Northern entered into an Agreement and Plan of Merger (“Merger Agreement”) pursuant to which First Place has agreed to acquire Northern. Under the terms of the Merger Agreement, Northern is to be acquired by First Place through a merger of a newly formed interim savings association subsidiary of First Place with and into Northern, with Northern as the surviving institution (the “Merger”). The Merger and the terms and conditions of the Merger Agreement are described under Item 1.01 of the Current Report on Form 8-K filed by First Place with the SEC on January 30, 2006.

Item 9.01 Financial Statements and Exhibits

d) Exhibits.

Exhibit No.	Description
99.1*	Press release of the Registrant dated January 27, 2006, announcing that the Registrant and The Northern Savings and Loan Company of Elyria, Ohio have reached a definitive agreement for Northern to be acquired by the registrant.

*	Furnished in both this Form 8-K/A and in the initial Form 8-K filed on January 27, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST PLACE FINANCIAL CORP.

Date: January 31, 2006	By:	/s/ Paul S. Musgrove
Paul S. Musgrove
Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release of the Registrant dated January 27, 2006, announcing that the Registrant and The Northern Savings and Loan Company of Elyria, Ohio have reached a definitive agreement for Northern to be acquired by the registrant.